Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended

September 30, 2017

•	$334.5 million revenue for 9M 2017; $120.6 million for Q3 2017; $36.4 million net cash from operating activities for 9M 2017

•	$80.1 million Adjusted EBITDA for 9M 2017; $31.2 million Adjusted EBITDA for Q3 2017

•	$119.2 million of cash as of September 30, 2017

•	Refinanced the Senior Unsecured Notes maturing in 2019 with new callable Senior Secured Notes

•	Positioned to capture market recovery through 21,506 available days; 19,106 open and index days

MONACO, Nov. 21, 2017 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE:NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2017.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “I am very pleased with our results for the third quarter of 2017, for which we reported revenues of $120.6 million and adjusted EBITDA of $31.2 million.”

Angeliki Frangou continued: “On November 14, 2017, we successfully refinanced the 8.125% Senior Unsecured Notes that were maturing in 15 months, with $305.0 million of 11.25% Senior Secured Notes. The new notes are callable at any time which provides the flexibility to refinance these new notes as the dry bulk market and our financial performance improve.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Successfully Refinanced the 2019 Maturity

On November 14, 2017, Navios Holdings announced the pricing of $305.0 million 11.25% Senior Secured Notes due 2022 (the “Notes”). The Notes will be secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P. (“Navios Partners”), Navios GP L.L.C., Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios South American Logistics Inc. (“Navios Logistics”) and Navios Maritime Containers Inc. The Notes will be guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The net proceeds of the offering will be used to complete a cash tender offer for any and all of Company’s outstanding 8 1/8% Senior Notes due 2019 and to redeem any and all such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of related fees and expenses and any redemption premium, with any remaining proceeds to be used for general corporate purposes.

Other debt developments

On November 3, 2017, Navios Holdings prepaid in full the total outstanding amount borrowed under its secured loan facility with Navios Acquisition of up to $70.0 million entered into in September 2016 with a payment of $55.1 million and extinguished the secured loan facility. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest.

On November 1, 2017, Navios Holdings agreed to extend $18.3 million outstanding balance under one of its secured credit facilities originally due by September 2018 for three years to September 2021.

Navios Logistics

On November 3, 2017, Navios Logistics completed the borrowing of a new $100.0 million Term Loan B (the “Term Loan B”). The Term Loan B bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Logistics, as well as by assignments of certain receivables. Navios Logistics used $70.0 million of the proceeds of the Term Loan B to finance a cash dividend to its equity holders, of which Navios Holdings received $44.7 million. Navios Logistics intends to use the remaining proceeds of the Term Loan B: (i) for general corporate purposes and (ii) to pay fees and expenses relating to the Term Loan B.

Fleet update

Navios Holdings controls a fleet of 64 operating vessels totaling 6.6 million dwt, of which 38 are owned and 26 are chartered-in under long-term charters (collectively, the “Core Fleet”). The fleet consists of 21 Capesize, 23 Panamax, 18 Ultra Handymax and two Handysize vessels with an average age of 8.3 years.

As of November 1, 2017, Navios Holdings has chartered-out 66.6% and 11.2% of available days for the remaining three months of 2017 and 2018, respectively (excluding index and profit sharing days). The average contracted daily charter-in rate for the long-term charter-in vessels for the remaining three months of 2017 is $12,521.

The above figures do not include the fleet of Navios Logistics and vessels servicing contracts of affreightment.

Exhibit II provides certain details of the Core Fleet of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share of Navios Holdings (including Navios Logistics), and EBITDA of Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measures calculated under U.S. GAAP.

Third Quarter 2017 and 2016 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The third quarter 2017 and 2016 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period Ended	Three Month Period Ended
	September 30,	September 30,
	2017	2016
	(unaudited)	(unaudited)
Revenue	$120,555	$113,087
Net Loss	$(28,332)	$(27,503)
Adjusted Net Loss	$(28,332)	$(22,420	)(1)
Net cash (used in)/provided by operating activities	$(12,689)	$2,140
EBITDA	$31,192	$46,389
Adjusted EBITDA	$31,192	$38,465	(1)
Basic Loss per Share	$(0.26)	$(0.30	)(1)
Adjusted Basic Loss per share	$(0.26)	$(0.25)

(1)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended September 30, 2016 exclude (i) a $16.0 million gain on bond extinguishment and (ii) an $8.0 million loss relating to our share in Navios Partners’ impairment losses. Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended September 30, 2016 also exclude a $13.0 million write-off of intangible assets due to the early redelivery of a charter-in vessel.

Revenue from dry bulk vessel operations for the three months ended September 30, 2017 was $61.0 million as compared to $49.7 million for the same period during 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in the time charter equivalent (“TCE”) per day by 5.2% to $9,481 per day in the third quarter of 2017, as compared to $9,010 per day in the same period of 2016; and (ii) an increase in available days of our fleet by 579 days, mainly due to an increase in long-term charter-in fleet available days.

Revenue from the logistics business was $59.6 million for the three months ended September 30, 2017 as compared to $63.4 million for the same period in 2016. The decrease was mainly attributable to (i) a $6.4 million decrease in revenue from the barge business mainly due to the expiration of certain iron ore transportation contracts; and (ii) a $0.6 million decrease in revenue from the cabotage business mainly due to the less operating days. The overall decrease was partially mitigated by a $3.2 million increase in revenue from the port terminal business mainly due to the increase in the volume and tariffs in the dry port terminal and to the commencement of operations at the new iron ore terminal.

Net Loss of Navios Holdings was $28.3 million and $27.5 million for the three months ended September 30, 2017 and 2016, respectively. Net Loss was affected by the items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the three months ended September 30, 2017 was $28.3 million as compared to $22.4 million for the same period of 2016. The $5.9 million increase in Adjusted Net Loss was mainly due to (i) a decrease in Adjusted EBITDA by $7.3 million; (ii) an increase in interest expense and finance cost, net by $2.0 million; (iii) an increase in share-based compensation expense of $0.2 million; and (iv) an increase in amortization for deferred drydock and special survey costs of $0.1 million. This overall decrease of $9.6 million was partially mitigated by (i) a decrease in depreciation and amortization by $2.2 million; and (ii) a decrease in income tax expense of $1.5 million.

Net income of Navios Logistics was $1.8 million for the three month period ended September 30, 2017 as compared to $2.8 million for the same period in 2016.

Adjusted EBITDA of Navios Holdings for the three months ended September 30, 2017 decreased by $7.3 million to $31.2 million as compared to $38.5 million for the same period of 2016. The $7.3 million decrease in Adjusted EBITDA was primarily due to (i) a $15.0 million increase in time charter, voyage and logistics business expenses; (ii) a $6.5 million decrease in equity in net earnings from affiliated companies; and (iii) a $0.3 million increase in general and administrative expenses (excluding share-based compensation expenses). This overall decrease of $21.8 million was partially mitigated by (i) a $7.5 million increase in revenue; (ii) a $4.8 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $1.9 million decrease in other expense, net; and (iv) a $0.3 million decrease in net income attributable to noncontrolling interest.

EBITDA of Navios Logistics was $18.2 million for the three month period ended September 30, 2017, as compared to $19.1 million for the same period in 2016.

Nine Months Ended September 30, 2017 and 2016 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the nine month period ended September 30, 2017 and 2016 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Nine Month Period Ended		Nine Month Period Ended
	September 30,		September 30,
	2017		2016
	(unaudited)		(unaudited)
Revenue	$334,519		$320,307
Net Loss	$(114,309)		$(61,384)
Adjusted Net Loss	$(95,391	)(1)	$(78,486	)(2)
Net cash provided by operating activities	$36,414		$42,277
EBITDA	$61,144		$122,867
Adjusted EBITDA	$80,062	(1)	$100,072	(2)
Basic Loss per Share	$(1.04)		$(0.69)
Adjusted Basic Loss per share	$(0.89	)(1)	$(0.85	)(2)

(1)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the nine months ended September 30, 2017 exclude (i) a $14.2 million impairment loss relating to the sale of Navios Ionian and Navios Horizon; and (ii) $4.7 million non-cash impairment losses relating to our affiliates. Adjusted Basic Loss per Share for the nine months ended September 30, 2017 also excludes a gain of $1.1 million following the completion of the Series G and H Exchange Program and the conversion of accrued dividend of private preferred stock to common stock.
(2)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss Per Share for the nine months ended September 30, 2016 exclude (i) a $16.0 million gain on bond extinguishment (ii) a $14.9 million compensation from the early redelivery of a vessel from its charterer and (iii) an $8.0 million loss relating to our share in Navios Partners’ impairment losses. Adjusted Net Loss and Adjusted Basic Loss per Share for the nine months ended September 30, 2016 exclude also (i) a $13.0 million write-off of intangible assets due to the early redelivery of a charter-in vessel and (ii) a $7.3 million income from the write-off of an intangible liability due to the early redelivery of the same vessel.

Revenue from dry bulk vessel operations for the nine months ended September 30, 2017 was $171.8 million as compared to $142.9 million for the same period during 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in TCE per day by 9.1% to $8,836 per day in the nine month period ended September 30, 2017 as compared to $8,102 per day in the same period in 2016; and (ii) an increase in available days of our fleet by 1,191 days, mainly due to an increase in long-term charter-in fleet available days.

Revenue from the logistics business was $162.8 million for the nine months ended September 30, 2017 as compared to $177.4 million for the same period in 2016. The decrease was mainly attributable to (i) an $18.0 million decrease in revenue from barge business mainly due to the expiration of certain iron ore transportation contracts; and (ii) a $5.9 million decrease in revenue from the cabotage business mainly due to a decrease in operating days of the cabotage fleet. The overall decrease was partially mitigated by (i) a $5.5 million increase in revenue due to an increase in tariffs in the dry port terminal business and the commencement of operations at the new iron ore terminal; and (ii) a $3.8 million increase in sales of products mainly due to an increase in the Paraguayan liquid port’s volume of products sold.

Net Loss of Navios Holdings was $114.3 million and $61.4 million for the nine months ended September 30, 2017 and 2016, respectively. Net Loss was affected by the items described in the table above. Excluding these items, Adjusted Net Loss of Navios Holdings for the nine months ended September 30, 2017 was $95.4 million as compared to $78.5 million for the same period of 2016. The $16.9 million increase in Adjusted Net Loss was mainly due to (i) a decrease in Adjusted EBITDA of $20.0 million; (ii) an increase in interest expense and finance cost, net of $2.5 million; (iii) an increase of $0.9 million in amortization for deferred drydock and special survey costs; and (iv) an increase of $0.7 million in share-based compensation expense. This overall increase of $24.1 million was partially mitigated by (i) a decrease in depreciation and amortization of $4.8 million; and (ii) a decrease in income tax expense of $2.4 million.

Net Income of Navios Logistics was $3.3 million for the nine month period ended September 30, 2017, as compared to $15.8 million for the same period in 2016.

Adjusted EBITDA of Navios Holdings for the nine month period ended September 30, 2017 decreased by $20.0 million to $80.1 million as compared to $100.1 million for the same period of 2016. The $20.0 million decrease in Adjusted EBITDA was primarily due to (i) a $37.3 million increase in time charter, voyage and logistics business expenses; and (ii) a $16.7 million decrease in equity in net earnings from affiliated companies. This overall decrease of $54.0 million was partially mitigated by (i) a $14.2 million increase in revenue; (ii) a $8.3 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $4.5 million decrease in net income attributable to the noncontrolling interest; (iv) a $3.7 million decrease in other expense, net; (v) a $1.7 million gain on debt extinguishment; (vi) a $1.1 million gain on sale of assets; and (vii) a $0.5 milliondecrease in general and administrative expenses (excluding share-based compensation expenses).

EBITDA of Navios Logistics was $47.5 million for the nine month period ended September 30, 2017, as compared to $60.9 million for the same period in 2016.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and nine month periods ended September 30, 2017 and 2016, respectively.

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,794	5,215	17,564	16,373
Operating Days (2)	5,789	5,206	17,534	16,238
Fleet Utilization (3)	99.9%	99.8%	99.8%	99.2%
Equivalent Vessels (4)	63	57	64	60
TCE (5)	$9,481	$9,010	$8,836	$8,102

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, November 21, 2017, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the third quarter and nine months ended September 30, 2017.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Tuesday, November 21, 2017, at 8:30 am ET

Call Title: Navios Holdings Q3 2017 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 9253 6633

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 9253 6633

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE:NMM) is a publicly traded master limited partnership which owns and operates container and dry bulk vessels. For more information, please visit its website at www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website:
www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. (NYSE:NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit its website at www.navios-midstream.com.

About Navios Maritime Containers Inc.

Navios Maritime Containers Inc. (N-OTC:NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. For more information, please visit its website at www.navios-containers.com.

Forward Looking Statements - Safe Harbor

This press release and our earnings call contain and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including cash flow generation for the remainder of 2017 and 2018, future contracted revenues, potential capital gains, our ability to take advantage of dislocation in the market and any market recovery, and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries, risks associated with operations outside the United States; Vale’s obligations under the Vale port contract; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$120,555	$113,087	$334,519	$320,307
Administrative fee revenue from affiliates	6,284	5,472	16,942	16,417
Time charter, voyage and logistics business expenses	(56,824)	(41,846)	(161,628)	(124,322)
Direct vessel expenses(1)	(28,739)	(33,269)	(90,566)	(98,028)
General and administrative expenses incurred on behalf of affiliates	(6,284)	(5,472)	(16,942)	(16,417)
General and administrative expenses(2)	(6,711)	(6,182)	(19,203)	(19,012)
Depreciation and amortization	(26,179)	(41,432)	(77,893)	(88,391)
Interest expense and finance cost, net	(28,825)	(26,809)	(83,812)	(81,257)
Impairment loss on sale of vessel	—	—	(14,239)	—
Gain on debt/bond extinguishment	—	15,956	1,715	15,956
Other (expense)/income, net	(1,912)	(3,844)	(4,790)	5,290
Loss before equity in net earnings of affiliated companies	(28,635)	(24,339)	(115,897)	(69,457)
Equity in net earnings/(loss) of affiliated companies	901	(735)	2,208	15,641
Loss before taxes	$(27,734)	$(25,074)	$(113,689)	$(53,816)
Income tax benefit/(expense)	69	(1,413)	562	(1,837
Net loss	(27,665)	(26,487)	(113,127)	(55,653)
Less: Net income attributable to the noncontrolling interest	(667)	(1,016)	(1,182)	(5,731)

Net loss attributable to Navios Holdings common stockholders	$(28,332)	$(27,503)	$(114,309)	$(61,384)
Loss attributable to Navios Holdings common stockholders, basic and diluted	$(30,272)	$(31,490)	$(121,049)	$(73,312)
Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.26)	$(0.30)	$(1.04)	$(0.69)
Weighted average number of shares, basic and diluted	117,535,234	106,423,653	116,260,640	106,157,410

1.	Includes expenses of Navios Logistics of $18.4 million and $21.0 million for the three months ended September 30, 2017 and 2016, respectively and $55.0 million and $59.1 million for the nine months ended September 30, 2017 and 2016, respectively.
2.	Includes expenses of Navios Logistics of $4.0 million and $3.4 million for the three months ended September 30, 2017 and 2016, respectively and $11.7 million and $10.3 million for the nine months ended September 30, 2017 and 2016, respectively.

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	September 30, 2017	December 31, 2016
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$119,238	$141,378
Other current assets	113,627	131,762
Deposits for vessels, port terminals and other fixed assets	29,271	136,891
Vessels, port terminal and other fixed assets, net	1,863,673	1,821,101
Other non-current assets	252,867	234,612
Goodwill and other intangibles	281,931	287,151
Total assets	$2,660,607	$2,752,895
LIABILITIES AND EQUITY
Current liabilities, including current portion of long-term debt, net	228,340	251,783

Senior and ship mortgage notes, net	1,299,479	1,296,537
Long-term debt, net of current portion	310,556	324,731
Other non-current liabilities	129,097	76,291
Total stockholders’ equity	693,135	803,553
Total liabilities and stockholders’ equity	$2,660,607	$2,752,895

Disclosure of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are “non-U.S. GAAP financial measures” and should not be used in isolation or considered substitutes for net income/ (loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States.

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, before income taxes and before stock-based compensation. Adjusted EBITDA represents EBITDA, excluding certain items as described under “Earnings Highlights”. Adjusted Loss and Adjusted Basic Loss per Share represent Net Loss and Basic Loss per Share, excluding certain items as described under “Earnings Highlights”. We use EBITDA and Adjusted EBITDA as liquidity measures and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that EBITDA and Adjusted EBITDA are used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA are presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure its operating performance.

The following tables provide a reconciliation of EBITDA and Adjusted EBITDA of Navios Holdings (including Navios Logistics) and EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Three Months Ended	2017	2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(12,689)	$2,140
Net increase in operating assets	8,525	8,247
Net decrease/(increase) in operating liabilities	4,916	(3,381)
Net interest cost	28,826	26,809
Deferred finance charges	(1,440)	(1,359)
Recovery/(provision) for losses on accounts receivable	300	(453)
Equity in affiliates, net of dividends received	427	(4,857)
Payments for drydock and special survey costs	2,970	4,303
Noncontrolling interest	(667)	(1,016)
Other gain on assets	24	—
Gain on bond extinguishment	—	15,956
EBITDA	$31,192	$46,389
Gain on bond extinguishment	—	(15,956)
Other items from affiliates	—	8,032
Adjusted EBITDA	$31,192	$38,465

	Three Month Period Ended September 30, 2017	Three Month Period Ended September 30, 2016
	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(12,689)	$2,140
Net cash provided by/(used in) investing activities	$2,891	$(17,090)
Net cash (used in)/provided by financing activities	$(6,212)	$32,976

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Three Months Ended	2017	2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$1,844	$2,807
Depreciation and amortization	7,156	7,679
Amortization of deferred drydock and special survey costs	1,867	1,680
Interest expense and finance cost, net	7,446	5,638
Income tax (benefit)/expense	(135)	1,341
EBITDA	$18,178	$19,145

Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2017	2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,414	$42,277
Net (decrease)/increase in operating assets	(33,790)	20,023
Net increase in operating liabilities	(12,103)	(36,537)
Net interest cost	83,812	81,257
Deferred finance charges	(4,294)	(4,054)
Recovery/(provision) for losses on accounts receivable	276	(602)
Equity in affiliates, net of dividends received	(6,564)	3,248
Payments for drydock and special survey costs	10,024	7,375
Noncontrolling interest	(1,182)	(5,731)
Other gain on assets	1,075	—
Gain on debt/bond extinguishment	1,715	15,956
Impairment loss on sale of vessel	(14,239)	—
Loss on sale and reclassification to earnings ofavailable for sale securities	—	(345)
EBITDA	$61,144	$122,867
Impairment loss on sale of vessels	14,239	—
Gain on bond extinguishment	—	(15,956)
Other items from affiliates	4,679	8,032
Compensation from early redelivery of a vessel fromits charterer	—	(14,871)
Adjusted EBITDA	$80,062	$100,072

	Nine Month Period Ended September 30, 2017	Nine Month Period Ended September 30, 2016
	(unaudited)	(unaudited)
Net cash provided by operating activities	$36,414	$42,277
Net cash used in investing activities	$(32,987)	$(129,409)
Net cash (used in)/provided by financing activities	$(25,221)	$82,275

Navios Logistics EBITDA Reconciliation to Net Income

	September 30,	September 30,
Nine Months Ended	2017	2016
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$3,267	$15,843
Depreciation and amortization	19,624	20,740
Amortization of deferred drydock and special survey costs	5,874	5,065
Interest expense and finance cost, net	19,522	17,671
Income tax (benefit)/expense	(763)	1,623
EBITDA	$47,524	$60,942

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Amitie	Panamax	2005	75,395
Navios Northern Star	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242

Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Kouju Lily	Ultra Handymax	2011	58,872	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Osmarine	Panamax	2006	76,000	No
Navios Aldebaran	Panamax	2008	76,500	Yes
KM Imabari	Panamax	2009	76,619	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Equator Prosper	Capesize	2000	170,000	No
Pacific Explorer	Capesize	2007	177,000	No
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Coral	Capesize	2015	181,249	Yes
Dream Canary	Capesize	2015	180,528	Yes
Navios Felix	Capesize	2016	181,221	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.